July 23, 2024

Ye Tao
Chief Executive Officer
3 E Network Technology Group Limited
B046 of Room 801, 11 Sixing Street
Huangge Town, Nansha District
Guangzhou, Guangdong Province, PRC

       Re: 3 E Network Technology Group Limited
           Amendment No. 2 to Registration Statement on Form F-1
           Filed July 1, 2024
           File No. 333-276180
Dear Ye Tao:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1
Capitalization, page 69

1. Please revise to remove the pro forma presentations as of June 30, 2023. In this regard, pro forma information should only be as of the most recent balance sheet included in the filing. Refer to Article 11-02(c) of Regulation S-X. Similar concerns apply to your dilution disclosures on page 70.
General

2. Please update your financial statements or file the necessary representations as to why such update is not necessary as an exhibit to this filing. Refer to Item 8.A.4 of Form 20-F and Instruction 2 thereto.
 July 23, 2024
Page 2

       Please contact Chen Chen at 202-551-7351 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact
Mariam Mansaray at 202-551-5176 or Jan Woo at 202-551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Anna Wang